Exhibit 99.1

MAVERIX BEATS 2020 GUIDANCE WITH RECORD FOURTH QUARTER ATTRIBUTABLE GOLD EQUIVALENT OUNCES

All amounts are in U.S. dollars unless otherwise indicated.

February 16, 2021, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce record attributable gold equivalent ounces for the fourth quarter and full year ended December 31, 2020 and provide guidance for 2021.

Dan O’Flaherty, CEO of Maverix, commented “Maverix had another year of tremendous growth in 2020, achieving a new Company record for attributable gold equivalent ounces, exceeding our 2020 guidance, and expanding our royalty portfolio with the acquisition of 10 gold royalties. We look forward to building off this performance with further growth in 2021, driven in large part by the push towards development and production at a number of the underlying precious metals assets where we hold royalties.”

Fourth Quarter and Full Year 2020 Highlights

•	Record fourth quarter attributable gold equivalent ounces sold of 8,836[1], an increase of 25% from Q4 2019;

•	Record annual total attributable gold equivalent ounces sold of 28,916[1], exceeding guidance and an increase of 20% from 2019; and

•	Acquired a portfolio of 10 gold royalties from Newmont Corporation, including a 2.0% net smelter return (“NSR”) royalty on the Camino Rojo project currently in construction, with the first gold pour expected in Q4 2021[2].

2021 Outlook

In 2021, Maverix expects 27,000 to 30,000 attributable gold equivalent ounces1 at approximately a 90% cash margin with approximately 99% of expected revenue derived from gold and silver. Similar to 2020, the Company expects gold equivalent ounces to be weighted towards the second half of the year.

Asset Portfolio Updates

Hope Bay (1% NSR)

On February 2, 2021, Agnico Eagle Mines Limited (“Agnico”) completed the acquisition of TMAC Resources Inc. and is now the owner of the Hope Bay mine in Nunavut, Canada. On February 11, 2021, Agnico announced that it plans to continue mining at the Doris deposit in 2021 with quarterly production expected to be approximately 18,000 to 20,000 ounces of gold. Agnico plans to ramp up a property wide exploration program in 2021 with 39,800 metres of drilling planned for exploration targets around the Doris, Madrid and Boston deposits and other targets along the 80 kilometre long greenstone belt. Agnico believes that Hope Bay has the potential to be a 250,000 to 300,000 ounce per year operation and will continue to evaluate optimal mining and milling strategies for future production.

Maverix and Agnico have completed the previously announced buy back of 1.5% of the net smelter return royalty that Maverix owns on the Hope Bay mine. Maverix received a cash payment of $50 million from Agnico on February 12, 2021. Maverix retains a 1% net smelter return royalty on the Hope Bay mine which is not subject to any further reductions.

For more information, please refer to agnicoeagle.com and see the news release dated February 11, 2021.

Moss (100% Silver Stream)

On February 12, 2021, Northern Vertex Mining Corp. (“Northern Vertex”) completed the previously announced business combination with Eclipse Gold Mining Corp. Pursuant to the terms of the business combination, Maverix sold 19,511,041 common shares of Northern Vertex and received net proceeds of approximately C$9.8 million, realizing a gain on the sale of approximately C$2.0 million.

Credit Facility Repayment

Maverix will use part of the proceeds received from the royalty buy back transaction with Agnico to repay the outstanding amount on the Company’s revolving credit facility. Post repayment of the credit facility, Maverix will be debt free and have access to the full $120 million available under its credit facility, while holding cash and short-term investments of approximately $50 million.

1 Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold and may be subject to change. The presentation of these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2021 forecast herein assumes a gold price of $1,700 per ounce and a silver price of $21 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

2 Transfer is subject to the authorization of the Federal Economic Competition Commission in Mexico (Comisión Federal de Competencia Económica).

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC.  The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the “SEC Modernization Rules”).  Under the SEC Modernization Rules, the SEC will permit issuers to disclose estimates of mineral resources if certain conditions are met.  Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with the SEC Modernization Rules.  Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to Maverix’s anticipated outlook for the fiscal 2021 year, repayment of the outstanding amount on Maverix’s revolving credit facility, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Maverix’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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